EXHIBIT 99.1

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

TSX Trading symbol: LVN
Berlin & Frankfurt: LO9

May 3, 2013

BRITISH COLUMBIA SECURITIES COMMISSION TECHNICAL DISCLOSURE REVIEW

Levon Resources Ltd. (“Levon”),(“LVN.T”) or (the “Company”): As a result of a review by the British Columbia Securities Commission (“BCSC”), the Company is issuing the following news release to clarify its disclosure.

Technical Report Issues

Levon filed a July 31, 2012 technical report (the “July Report”) prepared by Independent Mining Consultants, Inc. of Tucson, Arizona, and a March 12, 2012 technical report (the “PEA”) prepared by M3 Engineering & Technology Corporation (“M3”). Both reports are in the process of being amended and revised versions are expected to be filed next week.

The July Report

The July Report contains statements that the author relied on Vic Chevillon, the Company’s VP, Exploration for certain information respecting geology, background information and project history, and that the author relies on M3 for input on the NSR calculation. NI 43-101 does not allow reliance on others for these matters, and this language will be removed from the July Report. The July Report will also be amended to provide specific information on the author’s reliance on the Mexican law firm of Pizarro Suarez & Rodriguez Matus for claims and land information. Statements disclaiming responsibility for the PEA will also be removed from the July Report.

The July Report will also be revised to include the following prominent cautionary language required by sections 2.3(3)(a) and 3.4(e) of NI 43-101:

The preliminary economic assessment is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

The July Report will be further amended to remove the word “ore”, which could be taken to imply economic viability and treat the quantities as reserves. The Company does not have any reserves at present. The preliminary economic assessment contained in the PEA represents the extent of the Company’s current knowledge respecting the potential economic viability of the Cordero Project.

A budget will be included in the revised July Report to provide particulars and a breakdown of costs for the work recommended in the report to further delineate the size and scope of mineralization at the Cordero Project.

The PEA

The PEA will be amended to remove language disclaiming responsibility for certain scientific information, and to add the following cautionary statement:

This study has been performed to the level of a Preliminary Economic Assessment. The PEA is considered preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves have not yet demonstrated economic viability. Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration or Mineral Reserves once economic considerations are applied. Therefore there is no certainty that the production profile concluded in the PEA will be realized.

When the amended PEA is filed, it will be accompanied by certificates of qualified persons (as such term is defined in NI 43-101) which reference all sections of the report. Currently, the certificate filed by one of the PEA authors did not reference certain sections of the report, which consequently were not covered by any qualified person’s certificate. The new consents will also be revised to identify the news release that is supported by the PEA, and to confirm that the qualified person has read that document and that it fairly and accurately represents the information in the PEA or portion thereof for which the qualified person is responsible. Additional information will be added to Conrad Huss’ certificate to demonstrate the relevant experience that qualifies him to act as a qualified person in respect of the PEA.

Additional Technical Disclosure Issues

The Company has removed a comparative chart from its investor relations materials which compared the resources of several companies, as the chart included inferred resources for all of the companies compared, which is not permitted under NI 43-101.

Section 3.4 of NI 43-101 includes the requirement that where written disclosure of mineral resources is made respecting a property material to an issuer, the following information must be provided: the effective date of each estimate of mineral resources and mineral reserves; the key assumptions, parameters, and methods used to estimate the mineral resources and mineral reserves; (d) the identification of any known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources or mineral reserves; and (if the disclosure includes the results of an economic analysis of mineral resources, an equally prominent statement that mineral resources that are not mineral reserves do not have demonstrated economic viability. This information was missing from the Company’s fact sheet and corporate presentation, which have been amended to include references to the July Report, where this information is provided. The July Report does not include the statement required by Section 3.4 (e), which will be added when the amended July Report is filed, as discussed above.

T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

Where the Company refers in its investor materials to the results of an economic evaluation including an NPV based in part on inferred resources, it has added a cautionary statement which is required by NI 43-101. Information in the Company’s fact sheet which provided a favourable case from the PEA but did not balance this disclosure with the base case and an unfavorable case has been removed from the fact sheet, and readers have been referred to the disclosure in the PEA.

The Company has also removed the term “mine scale targets” from its web page, as this could imply that a mine will be constructed on what are merely exploration targets. The Company has also added information on the identity and relationship to the Company of the qualified person who prepared or supervised the preparation of technical information disclosed in the materials on its web page.

About Levon Resources Ltd.

Levon is a gold and precious metals exploration company, exploring the Cordero bulk tonnage silver, gold, zinc and lead project, near Hidalgo Del Parral, Chihuahua, Mexico. The Company also holds interests in three mineral properties located in British Columbia, Canada, also three mineral properties located in Nevada, USA.

ON BEHALF OF THE BOARD

"Ron Tremblay"
______________________________
Ron Tremblay
President and Chief Executive Officer

Safe Harbour Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold and silver, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.